UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

AGR TOOLS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

001236108
(CUSIP Number)

Richard Smith
2285 West 15th Avenue
Vancouver, British Columbia, Canada V6K 2Y6
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Names of Reporting Persons: Richard Smith
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: SC
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 6,931,727
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 6,931,727
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,931,727
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.5%
(14)	Type of Reporting Person: IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of AGR Tools, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Lido Circle, Suite C-1, Lakeway, TX 78734.

Item 2. Identity and Background

(a)	The name of the person filing this statement is Richard Smith.

(b)	Mr. Smith’s address is 2285 West 15th Avenue, Vancouver, British Columbia, Canada V6K 2Y6.

(c)	Mr. Smith is a businessman.

(d)	During the past five years Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Smith acquired 4,000,000 shares of the Issuer’s common stock in exchange for 4,000,000 shares of AGR Stone & Tools USA, Inc., a private Texas corporation (“AGR USA”), pursuant to the terms of a share exchange agreement between the Issuer and AGR USA dated October 29, 2009, which was completed on May 27, 2010.

Item 4. Purpose of Transaction

Mr. Smith acquired the 4,000,000 shares of the Issuer’s common stock for investment purposes. Mr. Smith has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  Mr. Smith reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Smith is the beneficial owner of 6,931,727 shares or approximately 8.5% of the Issuer’s common stock.

(b)	Mr. Smith has sole power to vote and sole power to dispose of 6,931,727 shares of the Issuer’s common stock.

(c)
During the past 60 days and prior to the closing of the share exchange referenced above, Mr. Smith sold approximately 1,319,900 shares of the Issuer’s common stock at prices ranging from approximately $0.19 to $0.24 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2010

Signature:  /s/ Richard Smith

Name/Title: Richard Smith